(212) 318-6095

thomaspeeney@paulhastings.com

July 25, 2023

VIA EDGAR

Mr. David P. Mathews

Mr. John Kernan

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brookfield Infrastructure Income Fund Inc.
File Nos. 333-272606, 811-23863)

Dear Mr. Mathews and Mr. Kernan:

On behalf of Brookfield Infrastructure Income Fund Inc. (the “Fund”), we hereby file with the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) the first pre-effective amendment to the draft registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”). The Registration Statement includes revisions in response to the Staff’s comments received via e-mail on July 13, 2023 relating to the Registration Statement and revisions to otherwise update disclosure.

For convenience of reference, the Staff’s comments have been reproduced herein. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement. Where the Fund has revised certain disclosure in the Registration Statement in response to a comment, additions are underlined and deletions are ~~struck~~.

GENERAL COMMENTS

Comment 1: We note that the Registration Statement is missing information and exhibits and contains numerous sections that indicate that they will be added, completed or updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, as well as on disclosures made in response to this letter, on supplemental information provided, or on exhibits filed with any pre-effective amendment.

Response: The Fund respectfully acknowledges the Staff’s comment.

Comment 2: Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund has made applicable conforming changes.

Comment 3: In addition to the exemptive orders previously applied for by the Adviser, its affiliates and the Fund, and currently pending, and which you represent that the Fund will rely upon (e.g., multi-class, co-investment and advisory fee exemptive relief), please advise whether the Fund intends to rely on any additional application(s) for exemptive or no-action relief in connection with the Registration Statement, and if so, the anticipated timing of any applications or requests for relief.

Response: The Fund notes that, other than the exemptive orders previously applied for by the Adviser, its affiliates and the Fund that are currently pending, the Fund does not intend to rely on any additional exemptive orders.

Comment 4: Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response: The Fund confirms that it has not presented, and does not currently intend to present, any “test the waters” materials to potential investors in connection with its offering of Shares but may rely on Rule 433 or Rule 482 to present information outside of “test the waters” materials. If, in the future, the Fund determines to present any “test the waters” materials, it will provide the Staff with copies of those materials.

Comment 5: Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement. If the Fund plans to issue debt securities or preferred shares within a year from the effectiveness of the Registration Statement, please include additional disclosures of risks to stockholders in the event of a preferred shares or debt offering. Please also consider the impact such issuance may have on other disclosures, such as the Fee Table and revise throughout as appropriate.

Response: The Fund confirms that it does not intend to issue debt securities or preferred shares within a year from the effective date of the Registration Statement.

Comment 6: The disclosure indicates that proceeds from the offering of Shares will be held by the custodian and available to make Portfolio Investments, and that the Fund generally expects to invest such proceeds under normal circumstances within three months of receipt. Please clarify in the disclosure: (1) whether prospective investors will be able to rescind their orders, applications, or subscriptions for Shares prior to acceptance, and recoup their investment proceeds and, if so, whether they will receive interest; and (2) whether prospective investors whose orders, applications or subscriptions are rejected will receive interest on their returned investment proceeds. Further, the disclosure in the Prospectus is unclear as to whether the Fund will conduct daily or monthly closings (see comment 33 below). If closings are intended to occur monthly, please also clarify whether the Fund will have control or access to proceeds from the offering Shares money prior to acceptance.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund has revised the disclosure under “Prospectus Summary – The Offering” as follows:

“Proceeds from the offering will be held by the Fund’s custodian and available to fund investments prior to acceptance. No arrangements have been made to place such proceeds in an escrow, trust or similar account. The Fund generally expects to invest the proceeds from the offering within three months from receipt thereof. Shares will generally be offered for purchase as of the first business day of each calendar month, or at such other times as determined in the discretion of the Board. The purchase price of the Shares will be based on the NAV per Share as of the date such Shares are purchased. Prospective investors will not be able to rescind their orders, applications, or subscriptions for Shares prior to acceptance, and recoup their investment proceeds. Subscriptions are generally subject to the receipt of cleared funds on or prior to the acceptance date set by the Fund and notified to prospective investors. An investor who misses the acceptance date will have the effectiveness of his or her investment in the Fund delayed until the following month.

The Fund reserves the right to reject a purchase order for any reason. Unless otherwise required by applicable law, any amount received in advance of a purchase ultimately rejected by the Fund will be returned promptly to the prospective investor without the deduction of any sales load, fees or expenses.”

Comment 7: Section 23(c) of the 1940 Act generally provides that no registered closed-end company shall repurchase its securities except through repurchases made on an exchange, pursuant to tenders, or under such other circumstances as the Commission may permit. Rule 23c-2 under the 1940 Act provides that if less than all outstanding securities of a class or series are to be repurchased, the repurchase must be made in a manner as will not discriminate unfairly against any stockholder. We note that the disclosures on pages 87 and 92 of the Prospectus, under the headings “Mandatory Redemptions” include multiple bullet points describing various bases upon and reasons for which the Fund may determine to repurchase Shares without the consent of a stockholder. However, the disclosures on pages 28 and 56 of the SAI, under the heading “Mandatory Redemption,” merely state that the Fund, if permitted, may require compulsory repurchase of all or any part of the Shares of any stockholder for any reason and at any time. With regard to these disclosures throughout the Registration Statement: (i) please delete the specific basis for mandatory repurchases due to the holding of Shares by a stockholder that “may be harmful or injurious to the business or reputation of the Fund, the Board or [Brookfield] or any of its affiliates” or (ii) if retained, please explain to the staff in supplemental correspondence how the Fund intends to apply this basis, as well as all other bulleted bases for mandatory repurchases, in a fair and otherwise non-discriminatory manner, and how such mandatory repurchases will be in accordance with the 1940 Act, the Fund’s Charter or other governing documents. In addition, please conform the disclosures regarding mandatory redemptions in the Prospectus and in the SAI to be consistent, including, as applicable, by describing them as repurchases and not redemptions.

Response: The Fund respectfully notes that the mandatory repurchase provisions exist for the protection of all stockholders, and any action would be subject to the approval of the Board, a majority of which consists of directors who are not “interested persons” of the Fund (as defined in the 1940 Act). The Board is subject to a fiduciary duty to the Fund. Although the Fund believes that any mandatory repurchases are unlikely, the above-referenced disclosure, as well as all other bulleted bases for mandatory repurchases in the Registration Statement, address certain exigent circumstances pursuant to which the Board may deem it in the interests of the Fund to effect a mandatory repurchase of Shares. These circumstances may include, for example, where due to the death of a stockholder, Shares have transferred by operation of law to a transferee who does not satisfy the Fund’s investor eligibility requirements. Any such mandatory repurchase of the Shares will be effected in accordance with Section 23(c) of the 1940 Act and Rule 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder. In addition, the Fund has conformed the disclosures regarding mandatory redemptions in the Prospectus and in the SAI to be consistent, including, as applicable, by describing them as repurchases and not redemptions.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

PROSPECTUS

Cover page

Comment 8: Under the heading “Investment Strategies,” for purposes of disclosure of the 80% Policy and/or concentration policy, as applicable (and also relating to content beginning on pages 2 and 22 of the Prospectus and on page 1 of the SAI), and to aid investors’ understanding of the scope and implementation of the Fund’s investment objective:

a.            Please clarify that an investment is considered located in a particular jurisdiction/country if the investment is made in that country’s currency (whether or not an OECD member country).

Response: The Fund has revised the disclosure under the heading “Investment Strategies,” and made conforming changes throughout the Registration Statement, as follows:

“An investment is considered located in a particular jurisdiction if the ~~investment is made in the non-OECD country’s currency~~ revenues or cash flows received by the Fund are made in the currency of the country.”

b.            Regarding how the Fund defines the term “infrastructure” at the outset (which serves as the underpinning for several other defined terms relative to the Fund’s 80% Policy and concentration policy), please provide further detail and explanation, such as specific examples, of what constitutes “infrastructure.”

Response: The Fund has revised the disclosure as follows:

“The Fund defines infrastructure as the assets, networks, systems or operations that provide essential or irreplaceable inputs or services, underpin supply chains, economies and communities, facilitate trade or commerce, and/or support energy transition. These assets typically exhibit similar characteristics such as: provision of essential service, high barriers to entry, stable and long-term cash flows, inflation-linked revenues and high operating margins and predictable maintenance capital requirements. Infrastructure assets may fall under several sectors, including transport (e.g., rail, ports, container and bulk terminals, toll roads, and airports), renewable power and transition (e.g., hydro, wind, solar, distributed generation and storage), utilities (e.g., electricity, natural gas connections and transmission, residential infrastructure, smart meters, water and wastewater, and district energy), midstream (e.g., transmission pipelines, natural gas storage or processing plants), data (e.g., communication towers, fiber networks, and data centers), and social infrastructure (e.g., healthcare and education).”

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

c.            The definition of “Infrastructure Investment” is proposed to encompass “any investment that, at the time of investment, does not meet the Infrastructure Investment Threshold, but which, under normal market conditions or upon reaching scale, could reasonably be expected to meet the Infrastructure Investment Threshold.” Please delete this phrase, or if retained, provide a justification to the staff supplementally of the Adviser’s rational and process for counting an asset toward satisfaction of the 80% Policy when at the time of investment the asset is outside the parameters of the Fund’s 80% Policy, and for which there is no time limit or constraint as to when, if ever, the asset will come within the parameters of the 80% Policy under normal market conditions. Please describe the Adviser’s process or policy for removing an asset from counting toward the 80% Policy if it fails to reach scale to meet the Fund’s defined Infrastructure Investment Threshold.

Response: The Fund respectfully submits that, in comparison to other industries or asset classes, the infrastructure industry is relatively nascent and continues to evolve. Although certain issuers are not yet aligned with the Fund’s definition of “Infrastructure Investment,” the Adviser believes that, by virtue of its expertise as one of the world’s largest infrastructure investors through its ownership and operation of infrastructure assets and the depth and breadth of its proprietary due diligence process, it effectively identifies certain issuers that are strategically transitioning their business models to tactically exploit the favorable market conditions in the infrastructure industry, which merits counting such an investment toward satisfaction of the Fund’s 80% Policy. The Fund notes that any such investment will not be counted toward the 80% Policy if it fails to reach scale to meet the Fund’s defined Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment. In addition, the Fund has revised the disclosure as follows:

“An “Infrastructure Investment” comprises any investment that, at the time of investment, derives at least 50% of its revenue or profits from the ownership, operation, financing, or servicing of infrastructure assets (“Infrastructure Investment Threshold”). An Infrastructure Investment may also include any investment that, at the time of investment, does not meet the Infrastructure Investment Threshold but which, under normal market conditions or upon reaching scale, could reasonably be expected to meet the Infrastructure Investment Threshold (each, a “Developing Infrastructure Investment”). The Adviser will continuously monitor the progress of each Developing Infrastructure Investment and will no longer count such an investment towards the 80% Policy if it fails to satisfy the Infrastructure Investment Threshold by the fifth anniversary of the Fund’s investment.”

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

d.            Regarding the “Private/Liquid Target Allocations” and associated terms “Private Portfolio” and “Liquid Portfolio”: (i) as there may be varying levels of liquidity (e.g., highly liquid, moderately liquid, less liquid, etc.) among public equity or debt securities, using the blanket term “Liquid Portfolio” could potentially mislead investors as to the actual liquidity (and associated risks) of this segment of the Fund’s portfolio – please consider using throughout the Registration Statement an alternate defined term for this segment of the portfolio (such as “Private Portfolio”), or supplementally provide your rational for why applying the term “liquid” to describe all types of public securities is appropriate; and (ii) please clarify whether the 90%/10% private/public target allocation for Infrastructure Investments applies with respect to the Fund’s entire portfolio, or only in respect of the portfolio subject to the 80% Policy.

Response d.(i): As a closed-end management investment company, the Fund respectfully submits that it is not subject Rule 22e-4 under the 1940 Act, which would otherwise require, among other things, the Fund to classify each of the Fund’s portfolio investments as a highly liquid investment, moderately liquid investment, less liquid investment, or illiquid investment. The Fund respectfully submits that it has revised the term “Liquid Portfolio” to read “Public Securities Portfolio” to describe the “liquid” public securities in the Public Securities Portfolio that will provide short-term liquidity to allow the Fund to offer monthly subscriptions and quarterly repurchases. The Public Securities Portfolio may invest in, among others, common, convertible and preferred shares, asset-backed securities (“ABS”) including ABS that are backed by interest in real estate or land, mortgage-backed securities (“MBS”) of any kind, interests in loans and/or whole loan pools of mortgages, mortgage real estate investment trusts (“mortgage REITs”), investment grade fixed income securities, high yield fixed income securities (“junk bonds”), collateralized loan obligations (“CLOs”), bank loans (including participations, assignments, senior loans, delayed funding loans and revolving credit facilities), open-end and closed-end investment companies, including exchange-traded funds (“ETFs”), exchange-traded notes (“ETNs”), and securities issued and/or guaranteed by the United States Government, its agencies or instrumentalities or sponsored corporations. The Fund may invest in fixed income securities of any maturity. The Fund’s investments in MBS may include residential MBS (“RMBS”) or commercial MBS (“CMBS”). The Fund expects to fund repurchases by liquidating its investments in the Public Securities Portfolio managed by the Sub-Adviser, given that the remainder of the Fund’s Portfolio Investments consist of generally illiquid private investments in the Private Portfolio. The Fund further submits that the Registration Statement includes accompanying liquidity risk disclosure.

Response d.(ii): The Fund confirms that the 90%/10% private/public target allocation for Infrastructure Investments applies with respect to the Fund’s entire portfolio. The Fund has revised the disclosure as follows:

“Under normal market conditions, the Fund seeks to invest approximately 80-90% of its net assets (plus the amount of any borrowings for investment purposes) in the Private Portfolio and approximately 10-20% of its net assets (plus the amount of any borrowings for investment purposes) in the Public Securities Portfolio (the “Private/Public Securities Target Allocations”).”

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

e.            Regarding references to the Fund’s fundamental concentration policy (and the explanation of such policy on pages 42-43 of the SAI): (i) please clarify in the Prospectus disclosure how the Fund classifies “infrastructure” as an industry, and whether the Fund will concentrate on the industry broadly, or focus on any particular sub-categories of the industry; (ii) specific to the SAI disclosure, please clarify whether reference to the S&P 500 Index relates to how the Fund may determine if an investment is within the “infrastructure industry,” and if so, which specific index (or indices) among the many S&P index offerings may be used to make this determination; and (ii) please describe in correspondence the Adviser’s rationale (at times when the Adviser may select its own reasonable industry classification to apply on the Fund’s behalf) for not relying on independent third party classifications (e.g., S&P, Bloomberg, etc.), and its process for determining fair and reasonable alternative industry classifications.

Response e.(i): The Fund has clarified the disclosure in the Prospectus to describe how the Fund describes “infrastructure” as an industry. In addition, the Fund notes that it will concentrate its investments broadly in the infrastructure industry.

Response e.(ii): The Fund has deleted the reference to the S&P 500 Index in the referenced SAI disclosure.

Response e.(iii): The Fund respectfully submits that its fundamental concentration policy conforms with the requirements of the 1940 Act. Registrant notes that the 1940 Act does not include definitions of the terms “concentration” and “industry or groups of industries.” The Staff, however, has noted that, in determining industry classifications, a fund may select its own industry classifications, but such classifications must be reasonable and should not be so broad that the primary economic characteristics of the companies in a single class are materially different.1 The Fund respectfully submits that it complies with the foregoing guidance.

Comment 9: Please add disclosure to footnote 1 of Offering Table (and also footnote 1 to the Fee Table in the Prospectus) indicating that any commissions or other forms of compensation paid to a broker or financial intermediary on sales of Class D Shares are not reflected in the tables and examples, as applicable.

Response: The Fund has revised the disclosure as requested.

Comment 10: At the end of the “Leverage” paragraph, please cross reference to sections of the Prospectus discussing the Fund’s use of leverage and associated risks of leverage.

Response: The Fund has revised the disclosure as requested.

1 Use of Derivatives by Investment Companies Under the Investment Company Act of 1940, Investment Company Act Release No. 29776 (Sept. 7, 2011).

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Comment 11: In the third bullet pointed risk on the Cover Page, and elsewhere in the Prospectus, the disclosure states that the Fund may pay distributions from sources other than cash flow from operations, including proceeds from the offerings of Shares. Please confirm to the staff that the Board has approved the use of offering proceeds for this purpose.

Response: The Fund so confirms.

Comment 12: Under the heading “Website Disclosure,” below the Table of Contents, please rephrase the last sentence of this paragraph to avoid any implication that the Fund’s website, rather than its Prospectus, as amended, is the primary source for current, material information about the Fund.

Response: The Fund has revised the disclosure as follows:

“The Fund’s website at [•] contains additional information about the Fund, but the contents of the website are not incorporated by reference into or otherwise a part of this Prospectus. From time to time, the Fund may use its website as a distribution channel for ~~material~~ Fund information. This Prospectus, however, is the primary source for current, material information about the Fund.”

Summary

Comment 13: Please qualify and clarify certain statements in the section entitled “Benefits of Investing in Private Infrastructure” (Page 1), as follows:

a.            References to “benefits” should be qualified to read “potential” benefits;

Response: The Fund has revised the disclosure as requested.

b.	Explain how visibility through market cycles provides downside protection (and qualify the statement to refer to “potential” downside protection);

Response: The Fund has revised the disclosure as follows:

“● Potential Downside Protection: ~~Contracted or regulated revenues provide visibility through market cycles~~ Regulated and highly contracted businesses provide long-term visibility into cash flows with less exposure to merchant price and volume risk.”

c.            State that revenues “may” grow with inflation;

Response: The Fund has revised the disclosure as requested.

d.	As the Fund will hold itself out as a non-diversified fund, refrain from touting the benefits of “diversification” in reference to the Fund to avoid investor confusion;

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the disclosure as follows:

“● ~~Diversification~~Low Correlation to Other Asset Classes: ~~Low correlation relative to the~~ Unique return drivers that historically are generally not well-correlated to traditional asset classes.”

e.	Clarify that correlation of private infrastructure relative to other asset classes is based on historically low correlation (i.e., no assurance that low correlation will persist in the future).

Response: The Fund has revised the disclosure as requested, as marked in the preceding response.

Comment 14: Under “Benefits of Investing in Private Infrastructure” you suggest the Fund will invest in mature cash-producing assets with contracted or regulated revenues. Please revise your strategy disclosure throughout to more clearly identify the types of investments the Fund will principally make. In this regard, disclosure on page 23 under “Portfolio Composition,” states that “a majority of the Private Portfolio’s equity investments are expected to be operational with limited development or greenfield exposure, while the debt investments are expected to be performing loans.” It is unclear whether the Fund will invest in greenfield, distressed or non-performing assets as part of its strategy. It is similarly unclear what sector, geographies and risk profiles the Fund will target. Please revise the disclosures in the Summary and “Investment Objectives and Strategies” sections to address these matters, including, if known, allocation ranges.

Response: The Fund has revised the disclosure as follows:

“Investments in Private Infrastructure Assets

The Fund seeks to provide ~~diversified~~ exposure to high-quality, essential private infrastructure investments. The Fund leverages the Brookfield infrastructure team’s investment and operating expertise to invest directly in both equity and debt infrastructure investments across different sectors, geographies, and investment risk profiles.

The Fund seeks to maximize total returns through growth of capital and current income and will focus primarily on investments in OECD countries and sectors in which Brookfield has an established operating presence – primarily the transport, renewable power & transition, utilities, midstream and data sectors. The Private Portfolio invests directly in individual investment opportunities sourced by Brookfield’s infrastructure platform that meet the Fund’s investment objectives. The majority of the Private Portfolio’s equity investments are expected to be operational with limited development or greenfield exposure, while the debt investments are expected to be performing loans. Development and greenfield projects will not be a key area of focus for the Fund; however, the Fund may selectively participate in projects where the Adviser believes there are appropriate risk mitigation features in place to reduce construction risk and provide a high degree of revenue certainty.

The Fund does not have set target allocations by investment type and each potential investment is considered within the context of broader construction to ensure diversification across sectors and geographies.”

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Comment 15: Statements in the sections entitled “Market Opportunity” and “Who May Want to Invest” in the Summary (pages 1-2) may be potentially misleading to investors absent further balance and qualification. These include, for example, a “compelling investment opportunity,” “opportunity set … continues to rise to unprecedented levels,” “high quality investments,” and similar statements reflecting Brookfield’s beliefs as to the benefits of investment. Please rephrase and qualify such assertions further by inserting terms such as “potentially,” “may” or similar qualifiers.

Response: The Fund has revised the disclosure as requested.

Comment 16: In the Section of the Summary entitled “Investment Strategy and Guidelines” (page 2) (and corresponding sections in the main body of the Prospectus), please provide a brief discussion in the Summary, and a more fulsome discussion in the main body of the Prospectus, regarding the investment process implemented by the Adviser (and Sub-Adviser as applicable) to achieve the Fund’s investment objective. This discussion should include the manner of sourcing and diligence of potential Portfolio Investments, methods for selecting Infrastructure Investments for investment by the Fund, and ongoing diligence and monitoring of Infrastructure Investments’ performance and adherence to the Fund’s investment objective over time.

Response: The Fund has supplemented the disclosure as follows:

(Summary)

“The Adviser leverages Brookfield’s existing infrastructure and renewable power businesses, PSG, and Brookfield’s extensive relationships to pursue investment opportunities. The scale and breadth of Brookfield’s infrastructure platform will allow the Adviser, on behalf of the Fund, to access a significant volume of investment opportunities and invest in those that satisfy the Fund’s investment criteria. The Adviser believes that Brookfield’s reputation, scale, operational expertise, and global reach provide a distinct advantage in securing substantial proprietary investment opportunities.”

(Main Prospectus)

“The Adviser leverages Brookfield’s existing infrastructure and renewable power businesses, PSG, and Brookfield’s extensive relationships to pursue investment opportunities. The scale and breadth of Brookfield’s infrastructure platform will allow the Adviser, on behalf of the Fund, to access a significant volume of investment opportunities and invest in those that satisfy the Fund’s investment criteria. The Adviser believes that Brookfield’s reputation, scale, operational expertise, and global reach provide a distinct advantage in securing substantial proprietary investment opportunities.

Brookfield’s infrastructure team has frequent regional and group-wide calls to discuss nascent opportunities and ensure effective allocation of business development resources. During these calls, the infrastructure team discusses potential opportunities, considering factors such as adherence to investment theses, transaction timelines, staffing requirements and progress updates. These calls also serve as a framework for prioritizing transactions by region.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

As a transaction progresses beyond the origination stage, a deal team is formed. Prior to commencing a detailed review of the opportunity and due diligence, the deal team is responsible for assessing the transaction environment and committing the appropriate resources to review a potential transaction. These arrangements will vary based on the nature of the transaction environment and may be implemented at various stages of the transaction process, ranging from basic confidentiality arrangements (in the case of competitive processes) to exclusivity periods and cost-sharing mechanisms.

As the deal team begins its assessment of an investment opportunity, team members will meet with management of the target business or the financial sponsor and perform economic due diligence, including industry analysis and a high-level valuation. During this phase of the process, the deal team frequently solicits input from personnel within Brookfield’s operations, such as senior operating executives and the market research group, to develop a view of value. In order to summarize its work and facilitate the vetting of the opportunity internally, the deal team reviews its initial assessment with the Chief Executive Officer of the group and seeks input from members of Brookfield’s investment committee, where appropriate.

Transactions that progress beyond the submission of a non-binding proposal are subject to a comprehensive due diligence process. The deal team engages appropriate third-party advisors, such as engineering firms, environmental and market consultants, legal advisors, and accountants. In many instances, personnel from Brookfield’s business groups will be responsible for reviewing and commenting upon the output provided by outside consultants. For example, Brookfield’s market research group is responsible for reviewing and commenting upon each market consultant‘s report, and senior operators will frequently review and comment on engineering reports.

The due diligence process typically includes meetings with management and site visits of a target business or a financial sponsor. The deal team, working together with personnel from Brookfield’s infrastructure team, synthesizes all information collected from the due diligence process into a detailed financial model that forms both a cornerstone of Brookfield’s investment decision and the basis of the business plan for the target business.

Throughout the due diligence process, the deal team engages in ongoing discussion with members of Brookfield’s investment committee and senior infrastructure professionals representing various functions within Brookfield’s infrastructure team. Brookfield believes that this “real-time” feedback strengthens the investment theses and provides the deal team with a competitive advantage in underwriting. Prior to the submission of any binding proposal, the deal team first presents the opportunity to the group Chief Executive Officer and other senior members of Brookfield’s infrastructure team, where appropriate.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

If Brookfield makes a non-control equity investment, Brookfield will also review the governance attached to the minority interest to ensure that appropriate governance rights are in place to protect an investment and to effectuate Brookfield’s business plan, similar to how it would for a control or co-control investment. In addition to board representation or access to management and board members, Brookfield also seeks to acquire a significant interest in the classes of securities in which it invests, which is expected to provide meaningful voting power over matters relating to the rights or obligations attached to those classes of securities. Brookfield also typically requests certain other rights customary for major investors, including anti-dilution, conversion and information rights, consent/veto rights over certain material decisions, and liquidation preferences.

For private debt investments, during underwriting and due diligence, Brookfield’s dedicated infrastructure debt investment team is integrated with Brookfield’s broader infrastructure team and works with the group to ensure that assets are valued in a manner that is consistent with that of equity investments. Areas of due diligence covered in connection with the underwriting are similar to that of an equity investment and will also include areas specific to debt underwriting and creditor rights. During legal documentation and closing, Brookfield will seek adequate structural protections, such as limitations on the incurrence of additional debt and liens, asset sales and investments, and changes of control. Brookfield will also look to build in covenants with the aim of providing early detection of credit weakness, such as maximum leverage covenants and restrictions on distributions. Additionally, Brookfield will generally seek to include step-in rights that would provide the ability to take ownership of an asset with a view to maximizing recovery proceeds in the event of any distress.

As part of each private investment’s due diligence process, the deal team evaluates, and Brookfield’s investment committee reviews, transaction considerations, which in addition to asset-specific considerations includes climate risks, anti-bribery and corruption, health and safety, and other ESG assessments.

Following the completion of the due diligence process, the opportunity is formally presented to Brookfield’s investment committee. The investment committee’s approval will include a review of the terms and conditions of the transaction, including potential conflicts of interest and relevant investment requirements related to the Fund, and an authorized price or, where appropriate, price range. Material due diligence findings, including technical and ESG matters, amongst others, are also presented to the investment committee for consideration. Unanimous approval by the investment committee is required for all investments.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Asset Management

Following an acquisition, responsibility for the investment is transitioned to the portfolio management group, with oversight from regional operating partners (“Operating Partners”). The senior infrastructure professionals remain directly involved and are responsible for creating tailored business plans encompassing all considerations relevant in the underwriting process, while closing any gaps identified during diligence. Brookfield has an integrated and hands-on asset management philosophy. With a global business, Brookfield believes that the regional teams are best placed to execute this strategy, as a key part of Brookfield’s asset management approach is close and frequent interaction with, and strong ongoing support of, the senior management of its portfolio investments. This transition can be conducted seamlessly, as Operating Partners and members of the regional asset management teams are integrally involved in the due diligence, negotiation, and execution of the original investment.

As the key overseers of the investment, Operating Partners, who are supported by members of the regional asset management teams, are responsible for executing the business plans that formed the basis of the underwriting. These professionals collaborate with senior management of the portfolio companies to develop annual operating budgets and execute financing plans. The Operating Partners and asset management teams also draw upon the experience and expertise of personnel from Brookfield’s corporate and business groups as it seeks to optimize asset performance and preserve capital post-acquisition.

For non-control situations, Brookfield looks for partners that also have deep expertise in the relevant sector, as well as a common investment philosophy and skills that complement those of Brookfield. Before a transaction closes and funds, the investment team will work with the controlling shareholder to create an asset management plan that identifies potential areas of value enhancement and operational enhancements for the target investment. After a transaction closes, the investment team will actively partner with the controlling shareholder to seek to enhance the value of the business through executing on the aforementioned activities and will also serve as an ongoing resource for management teams.

Debt investments will be regularly monitored for compliance with covenants in the loan agreements, its performance relative to initial expectations and changes in collateral value. Brookfield believes that this asset management process is designed to seek timely and informed decisions to be made during the term of an investment.

Exit

Brookfield generally begins exploring exits seven to ten years into the lifespan of an investment, or earlier as the opportunity arises. From an operational standpoint, Brookfield will look to sell a company once all anticipated asset management initiatives have been implemented and the investment has been sufficiently de-risked. From a market perspective, Brookfield positions itself to exit an investment in optimal market conditions to maximize proceeds. In addition to timing, another aspect that is critical to maximizing value is how an exit is structured. Brookfield will explore a variety of exit strategies—including, but not limited to, trade sales, partial monetization, and public offerings.

Some investments, such as core equity investments, may be structured with perpetual ownership or long-term concession agreements at the time of investment. While operating the asset and monitoring its relative performance, Brookfield may elect to pursue an asset divestment if the fundamental long-term risk profile of the investment changes from Brookfield’s underwriting or if in Brookfield’s view the capital could be better deployed elsewhere.

For non-control equity investments, exit strategies will vary by investment but may include the following: (i) exit at the same time as the majority sponsor or via sale of the security; (ii) refinancing of the capital structure to provide liquidity to the security; or (iii) mergers with or sales of the portfolio company or asset to financial institutions or strategic partners, such as private equity funds or large enterprise firms, or initial public offerings and sales of securities into liquid markets.

Brookfield expects most debt investments to be held to their respective maturity dates or until prepayment by the borrower, although Brookfield may engage in the sale of certain investments if value would be maximized. Each investment will be monitored in relation to Brookfield’s assessment of the likelihood of such an investment being paid in full at maturity, as well as in relation to whether a more beneficial exit or sale of the investment is available. While Brookfield does not make investments with the intention of a “loan-to-own” operation, if a borrower fails to meet its obligations under the terms of a loan, Brookfield is prepared to leverage its global operating capabilities to step in and pursue foreclosure to protect the capital in potential default situations.”

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Comment 17: Please clarify and correct if necessary the descriptions of assets under management in the descriptions of the Adviser and Sub-Adviser on Page 4 of the Summary (and page 75 of the Prospectus). BAM is described as having assets under management of $750 billion, while the disclosure of the Sub-Adviser, an affiliate of BAM, states that the Sub-Adviser and its affiliates had approximately $22 billion assets under management.

Response: The Fund has revised the disclosure as requested to clarify the descriptions of assets under management in the descriptions of the Adviser and Sub-Adviser.

Comment 18: Please confirm supplementally that the term of the Expense Limitation and Reimbursement Agreement will not terminate until at least one year after the effectiveness of this Registration Statement.

Response: The Fund so confirms.

Comment 19: The “Use of Leverage” section (page 7 of the Summary, and “Leverage” section at page 25 of the Prospectus), includes disclosure that the “1940 Act generally prohibits the Fund from engaging in most forms of leverage … unless … the Fund has satisfied the asset coverage test….” Although asset coverage requirements continue to apply to borrowing and issuances of preferred stock by closed-end funds, please revise this disclosure to be consistent with the fact that certain other types of senior securities listed in the disclosure (e.g., derivatives, short sales, etc.) are no longer subject to asset coverage requirements, but rather, subject to the requirements of Rule 18f-4.

Response: The Fund has revised the disclosure as follows:

“The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Directors may authorize the issuance of preferred shares without the approval of the holders of Shares of the Fund. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the stockholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. The net proceeds the Fund obtains from leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this Prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to stockholders than if the Fund were not so leveraged. The 1940 Act generally prohibits the Fund from engaging in most forms of leverage (including the use of bank loans or other credit facilities, ~~certain derivative transactions,~~ and loans of portfolio securities, ~~short sales and when issued, delayed delivery and forward commitment transactions, to the extent that these instruments are not covered as described below~~) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1∕3% of the Fund’s total net assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied. For the purpose of borrowing money, “asset coverage” means the ratio that the value of the Fund’s total assets, minus liabilities other than borrowings, bears to the aggregate amount of all borrowings. Certain trading practices and investments may be considered to be borrowings and thus subject to the 1940 Act restrictions. On the other hand, certain practices and investments may involve leverage but are not considered to be borrowings under the 1940 Act, such as the purchasing of securities on a when-issued or delayed delivery basis, entering into reverse repurchase agreements, credit default swaps or futures contracts, engaging in short sales and writing options on portfolio securities, so long as the Fund complies with an applicable exemption in Rule 18f-4. Borrowing, especially when used for leverage, may cause the value of the Fund’s shares to be more volatile than if the Fund did not borrow. This is because borrowing tends to magnify the effect of any increase or decrease in the value of the Fund’s portfolio holdings. Borrowed money thus creates an opportunity for greater gains, but also greater losses. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default.”

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Comment 20: Please consider streamlining and cross-referencing certain of the multiple and identical recitations of the terms of the Expense Limitation and Reimbursement Agreement, which in the current version of the Registration Statement appear in footnote 2 of the offering table in the Cover Page, twice in the Summary (pages 5 and 9), in footnote 8 to the Fee Table (page 20), and again on pages 48, 75 and 77 of the Prospectus.

Response: The Fund has revised the disclosure as requested.

Comment 21: Please remove the word “their” from the following sentence in the “Sales Load and Dealer Manager Fees” section of the Summary (page 10) (or otherwise clarify the statement to reflect reference to their clients purchasing Class T Shares of the Fund): “Selling Agents typically receive the sales load with respect to the Class T Shares purchased by their stockholders.” Also, in the following section of the Summary, the last sentence of that section is repeated twice.

Response: The Fund has revised the disclosure as requested.

Comment 22: Regarding the proposed minimum investment thresholds for Class D and Class T Shares (Summary, page 11), please explain supplementally why it is appropriate for the Distributor to unilaterally modify or waive the minimum investment requirement without Board consideration or approval, and provide examples of the types of vehicles controlled by Brookfield and its affiliates employees for which such waivers or modifications are contemplated.

Response: The Fund respectfully submits that it is common practice for the distributor or the investment adviser of a registered fund to waive investment minimums, among other things, to help facilitate investment, including through employee held accounts, with a view to increase fund assets and potentially leverage economies of scale, which would be in the best interest of the Fund and its stockholders.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Comment 23: Please confirm in correspondence to the staff that the Fund does not intend to invest more than 15% of its net assets in hedge funds, private equity funds or other private funds that are excluded from the definition of investment company by Section 3(c)(1) or Section 3(c)(7) of the 1940 Act.

Response: The Fund so confirms.

Comment 24: In the Summary section (page 18), please cross-reference the disclosure of risks relative to “Anti-Takeover Provisions” to the disclosure regarding the Corporate Charter in the Prospectus (pages 93-95).

Response: The Fund has revised the disclosure as requested.

Comment 25: In the Summary section (page 18), please clarify the reference to “third party interests” in the Fund relative to potential dilution risk attributable to payment of Management and Incentive Fees in Shares. Is this referring to stockholders, or other parties in interest (and if so, which parties other than stockholders may be diluted, and how)?

Response: The Fund notes that the referenced disclosure is referring to stockholders and has revised such disclosure accordingly.

Summary of Fund Expenses Table (page 20)

Comment 26: Please clarify in the narrative preceding this table that the expenses are estimated as of the end of the Fund’s initial year of operations, and disclose the assumed level of net assets upon which such assumptions are based as of the end such period.

Response: The Fund has revised the disclosure as follows:

“~~This table illustrates the fees and expenses of the Fund that you will incur if you buy and hold Shares. Because the Fund has a limited operating history, many of these expenses are estimates.~~ The fee table below is intended to assist stockholders in understanding the various costs and expenses that the Fund expects to incur, and that stockholders can expect to bear, by investing in the Fund. This fee table is based on estimated expenses of the Fund for the fiscal year ending December 31, 2024, and assumes that the Fund has net assets of $2 billion as of such date.”

Comment 27: Footnote 1 to the table discloses that Class T Shares are subject to a maximum sales load and dealer manager fee, whereas the table itself reflects “none” in the column for Class T Shares. Please correct the discrepancy.

Response: The Fund has revised the disclosure to correct the discrepancy.

Comment 28: Please further clarify the disclosure in footnote 3 to the table to reflect that the voluntary waiver of its Management Fee by the Adviser is separate from the fee waivers and expense reimbursements provided for by the Expense Limitation and Reimbursement Agreement. Also, please cross-reference the description of this voluntary waiver of the Management Fee (in footnote 3 and on SAI page 48) in the disclosures of the Advisory Agreement in the Summary (page 5) and main body of the Prospectus (page 75).

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund has deleted the referenced disclosure in relation to the voluntary waiver of the Management Fee by the Adviser.

Comment 29: Please confirm in correspondence that the final table will reflect the Incentive Fee for the initial year of Fund operations to be 0% (while retaining the description of the Incentive Fee in footnote 4 to apprise investors that such fee will be assessed by the Fund).

Response: The Fund so confirms.

Comment 30: In footnote 6 to the fee table, please describe if the Fund anticipates any expenses associated with leverage, in addition to interest on borrowing, which are expected to be incurred by the Fund in its initial year of operations.

Response: The Fund notes that it may use leverage for investment purposes during its first year of operations. The Fund intends to enter into a credit facility for purposes of managing cash flows, including subscriptions to the Fund and repurchases by the Fund. The Fund may also use the credit facility for investment purposes. In response to the Staff’s comment, the Fund has included a caption for estimated costs of interest payments on borrowed funds in footnote 6 to the fee table, consistent with the requirements of Item 3.1 of Form N-2. The Fund does not anticipate additional costs associated with its use of leverage in its initial year of operations.

Comment 31: Regarding footnote 7 to the table, please add explanatory disclosure to distinguish the 0.25% shareholder servicing fee description, which appears to be included among the Fund’s “Other Expenses,” from the defined term “Servicing Fee” that is excluded from the Fund’s “Specified Expenses” as described in footnote 8 to the table in reference to the Expense Limitation and Reimbursement Agreement.

Response: The Fund has revised the disclosure to delete the description of the 0.25% shareholder servicing fee, which appeared to be included among the Fund’s “Other Expenses.”

Comment 32: Regarding the definition of “Specified Expenses,” and given the lengthy explanation of the types of expenses excluded from that definition, please provide examples in the disclosure of expenses incurred in the business of the Fund (in addition to organizational and offering costs) that are included as “Specified Expenses.”

Response: The Fund has revised footnotes 7 and 8 to clarify the expense arrangements under the Expense Limitation and Reimbursement Agreement, and provided certain examples in the disclosure of expenses incurred in the business of the Fund that are included as “Specified Expenses.”

Use of Proceeds (page 22)

Comment 33: In this section of the Prospectus, the disclosure states that the Fund will conduct monthly offerings of its Shares, and in the Valuation section (page 87), the disclosure indicates NAV will be determined monthly and quarterly. However, in the Plan of Distribution (pages 79-84) section of the Prospectus, the disclosure suggests in several places that Shares are offered daily at NAV. Please clarify and confirm throughout the Registration Statement the timing and frequency of the Fund’s offerings of its Shares, and the corresponding determinations of NAV.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund has revised the disclosure throughout the Registration Statement to clarify that (i) the Fund will conduct monthly offerings of its Shares; and (ii) the Shares will be offered at the Fund’s most recent NAV per share (plus any applicable sales load), which is calculated as of the close of business on the last business day of each month.

Investment Objectives and Strategies (pages 22 - 24)

Comment 34: The disclosure in the section entitled “Investment in Private Infrastructure Assets” (page 23) refers to the Fund seeking “to provide diversified exposure” to private infrastructure investments. Similar to comment 12.d. above, please re-phrase in order to avoid investor confusions in light of the fact that the Fund intends to operate as a non-diversified fund.

Response: The Fund has revised the disclosure as follows:

“The Fund seeks to provide ~~diversified~~ exposure to high-quality, essential private infrastructure investments.”

Comment 35: In the second paragraph under the heading “Investment in Public Securities” (page 23), please remove reference to “restricted or private securities” as a component of the Liquid Portfolio, or if you believe such securities are appropriately identified as liquid, clarify in correspondence how investments in restricted or private securities will provide short-term liquidity to the Fund.

Response: The Fund has revised the disclosure as requested.

Leverage (page 25)

Comment 36: Disclosure in the “Leverage” section indicates that the Fund may utilize one or more subsidiaries to obtain leverage. With respect to any such subsidiary so utilized by the Fund:

a.             Provide additional disclosure if it is anticipated that any subsidiary’s principal investment strategies or principal risks will differ from that of the Fund;

Response: The Fund does not plan to utilize any subsidiaries to obtain leverage and has revised the disclosure accordingly.

b.             Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder;

Response: See response to comment 36.a. above.

c.             Confirm in correspondence that, to the extent a subsidiary is a foreign entity, the subsidiary and its board of directors will agree to designate an agent for service of process in the United States;

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: See response to comment 36.a. above.

d.             Confirm in correspondence that, for any wholly-owned Subsidiary, its management fee (including any performance or incentive fee) will be included in “Management Fees,” and the Subsidiary’s expenses will be included in “Other Expenses,” in the Fund’s fee table; and

Response: See response to comment 36.a. above.

e.             Confirm in correspondence that the financial statements of any subsidiary wholly-owned or controlled by the Fund will be consolidated with those of the Fund, or if not, please explain why.

Response: See response to comment 36.a. above.

Risks (page 27)

Comment 37: The fourth paragraph under the heading “Highly Competitive Market for Investment Opportunities” appears to be misplaced or in need of its own heading, as it discloses risk factors apposite to portfolio investing outside the Unites States (e.g., currency and exchange rate risks).

Response: The Fund has deleted the referenced disclosure.

Comment 38: Please revise “Risks Associated with Investments in Infrastructure Securities” to provide examples of the types of “specific market conditions [that] may result in occasional or permanent reductions in the value of the Portfolio Investments.”

Response: The Fund has revised the disclosure as requested.

Comment 39: “ESG Risks” (page 34). This disclosure refers to the Adviser’s methods with respect to ESG issues “as described in this Prospectus.” However, there appears to be no such discussion in the Prospectus or SAI as to any such methods undertaken by the Adviser with respect to ESG. Please remove this risk factor, or add disclosure describing the Adviser’s methods relative to ESG issues and tying it to applicable ESG risks presented by the Portfolio Investments.

Response: The Fund has revised the disclosure as requested.

Comment 40: The section on pages 46-47 of the Prospectus entitled “Valuations” is presented as part of the “Risks” section, but appears to be misplaced, as it contains no disclosure as to risks associated with valuation of Portfolio Investments, but rather recites valuation practices and procedures as are disclosed elsewhere in the Prospectus and SAI. Consider replacing this content with a disclosure of risk factors specific to valuing Infrastructure Investments and other Portfolio Investments, and/or moving this content (to the extent not duplicative of content elsewhere) to a section of the Prospectus disclosing valuation policies and procedures.

Response: The Fund has revised the disclosure as requested.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Comment 41: The paragraph entitled “Expedited Transactions” on page 47 of the Prospectus is duplicative and identical to risk disclosure under same heading presented on page 44. Please delete one of these disclosure paragraphs.

Response: The Fund has revised the disclosure as requested.

Comment 42: The disclosure on page 50 indicates the “Fund may guarantee the obligations or other liabilities of Portfolio Investments, co-investment vehicles and/or affiliates of the Fund.” Please tell us the circumstances under which the Fund may enter into such guarantees and how the Fund will do so consistent with applicable law, including Sections 17 and 18 of the 1940 Act. Provide similar analysis for the provision of credit support, which is referenced in the same paragraph.

Response: The Fund notes that it will not guarantee the obligations or other liabilities of Portfolio Investments, co-investment vehicles and/or affiliates of the Fund, and has revised the disclosure accordingly.

Conflicts of Interest (pages 57-74)

Comment 43: In the fourth paragraph under “Conflicts of Interest” on page 57, please add the phrase “and other applicable federal securities laws” to the end of the second sentence.

Response: The Fund has deleted the referenced fourth paragraph under “Conflicts of Interest.”

Comment 44: At various places with the disclosures of conflicts, from pages 68 to 73 of the Prospectus, reference is made “PSG” and “Oaktree” -- presumably affiliates of the Adviser and Sub-Adviser, but not identified or defined elsewhere in the Prospectus. Please further clarify the identities of “PSG” and “Oaktree” and the nature of their affiliation with the Fund in the Conflicts of Interest section of the Prospectus.

Response: The Fund notes that “PSG” refers to the Fund’s Sub-Adviser, Brookfield Public Securities Group LLC (as previously defined in the Prospectus), and has deleted the references to “Oaktree.”

Comment 45: The last paragraph on page 70 of the Prospectus makes reference to “[t]he list of Operating Expenses included in the Articles of Incorporation and this Prospectus….” However, neither the Articles of Incorporation nor Bylaws filed initially as Exhibits to the Registration Statement contain a listing of operating expenses. “Operating Expenses” is not a defined term in the Prospectus, although the term “Other Expenses” is a line item with footnote disclosure in the Fee Table. Please clarify the disclosure in this regard.

Response: The Fund has deleted the referenced disclosure to “[t]he list of Operating Expenses included in the Articles of Incorporation and this Prospectus….”

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Management of the Fund (pages 75-77)

Comment 46: Please remove from the definition of “Fund Income” (page 76, Summary page 5, and SAI page 48) reference to “certain returns of capital.” In supplemental correspondence, please describe what other types of distributions received by the Fund are intended to be included within the definition of “Fund Income.” Depending on your responses, we may have additional comments.

 Response: The Fund has revised the disclosure as requested.

Comment 47: Please add a graphical representation demonstrating the calculation and operation of the Incentive Fee based on Fund Income.

Response: The Fund has included a graphical representation demonstrating the calculation and operation of the Incentive Fee based on Fund Income.

Repurchases (page 85; Summary page 6; SAI page 55)

Comment 48: The disclosure provides that if the Fund does not have adequate liquidity to fund a tender offer, the Fund may choose to pay tendering stockholders with a promissory note, payable in cash up to 30 days after expiration of the tender offer period. This procedure as described does not appear consistent with Rule 13e-4(f)(5) under the Securities Exchange Act of 1934. See Section II.D of Commission Release No. 34-43069 (July 31, 2000). Please revise to state that in all cases tender offer proceeds will be paid no later than 5 business days after the expiration of the tender offer period.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund respectfully notes that tender offer proceeds will be made as soon as possible following the determination of the NAV per share of each class of Shares for the relevant valuation date, which generally would be within five business days.2 The Fund has revised the disclosure as follows:

“In a tender offer, the Fund repurchases outstanding Shares at the NAV per share of each class of Shares or at a percentage of such NAV per share on the last day of the offer. The Fund may sell Portfolio Investments to fund tender offers. However, subject to the Fund’s investment restriction with respect to Borrowings, the Fund may borrow money to finance the repurchase of Shares pursuant to any tender offers. However, there can be no assurance that the Fund will be able to obtain such financing for tender offers if it attempts to do so. Moreover, if the Fund’s portfolio does not provide adequate liquidity to fund tender offers, the Fund may extend the last day of any tender offer ~~or choose to pay tendering stockholders with a promissory note, payment on which may be made in cash up to 30 days after the expiration of the tender offer period (as extended). The promissory note will be non-interest bearing, non-transferable and non-negotiable. With respect to the Shares tendered, the owner of a promissory note will no longer be a stockholder of the Fund and will not have the rights of a stockholder, including without limitation voting rights. The promissory note may be prepaid, without premium, penalty or notice, at any time~~. Although tender offers generally would be beneficial to stockholders by providing them with some ability to sell their Shares at NAV, the acquisition of Shares by the Fund will decrease the total assets of the Fund. Tender offers are, therefore, likely to increase the Fund’s expense ratio, may result in untimely sales of portfolio securities and/or may limit the Fund’s ability to participate in new investment opportunities. To the extent the Fund maintains a cash position to satisfy Fund repurchases, the Fund would not be fully invested, which may reduce the Fund’s investment performance. Furthermore, to the extent the Fund borrows to finance the making of tender offers by the Fund, interest on such borrowings reduces the Fund’s net investment income. In order to fund repurchase requests, the Fund may be required to sell its more liquid, higher quality portfolio securities to purchase Shares that are tendered, which may increase risks for remaining stockholders and increase fund expenses. Consummating a tender offer may require the Fund to liquidate portfolio securities, and realize gains or losses, at a time when the Adviser would otherwise consider it disadvantageous to do so.”

Comment 49: In this section, please disclose whether stockholders will have the ability to withdraw or modify repurchase/tender requests. If they will, please disclose how they may do so.

Response: The Fund has revised the disclosure as requested.

Comment 50: Please confirm in supplemental correspondence whether the Board anticipates potentially offering to repurchase Shares at a discount to NAV, or at any price other than NAV as of an applicable tender offer valuation date. If so, include disclosure in the Registration Statement of the circumstances under which the Fund would offer to repurchase Shares at a price other than NAV.

Response: The Fund notes that it does not anticipate conducting any offering to repurchase Shares at a discount to NAV.

Comment 51: Please confirm in supplemental correspondence whether the Board anticipates, following the commencement of a tender offer for the repurchase of Shares, suspending, postponing or terminating such offer in certain circumstances. If so, the disclosure should reflect that the Fund may terminate an offer only upon the occurrence of conditions as specified at the outset of the offer that are objectively verifiable and outside the control of the Fund or its agents or affiliates.

2 The Fund respectfully refers the Staff to the guidance it has issued throughout the registered-closed end fund industry regarding “prompt payment” under Securities Exchange Act of 1934 Rule 13e-4, which states that the Staff would not object when payment is made by such closed-end fund as much as 60 or 65 days after the expiration of the tender offer. See, e.g., Response to Staff Comment Letter re: iCapital KKR Private Markets Fund, et al.; File No. 811-22963, as filed with the Commission on June 8, 2022, Comment #10 (“[P]lease clearly disclose from the outset that the fund will not make full payment later than 65 days after the last day shares may be tendered by that repurchase offer . . .”.); Response to Staff Comment Letter re: Carlyle AlpInvest Private Equity Opportunities Fund; File Nos. 333-264983, 811-23805, as filed with the Commission on July 13, 2022, Comment #53 (“Please clearly disclose at the outset of the repurchase disclosure, and everywhere else in the prospectus that disclosure appears about repurchase offers, that in no case will the Fund make full payment of all consideration offered in any repurchase offer later than 65 days after the last day that shares may be tendered pursuant to the repurchase offer.”); Response to Staff Comment Letter re: Star Mountain Credit Opportunities Fund, LP, et al.; File No. 000-56259, as filed with the Commission on May 7, 2021, Comment #12 (“Please revise the disclosure to state that payments will be made within 60 days of the end of the Notice Period. Rule 13e-4(f)(5) requires payment to be made promptly after expiration of the offer, which is the last day that shareholders can withdraw tenders.”). While the Fund does not intend to take this length of time to make such payments, the rationale for providing up to 60 or 65 days under Rule 13e-4 for such a fund to make tender offer payments is primarily due to the illiquid nature of such funds’ investment portfolios, which are commonly comprised of a majority of investments for which market quotations are not readily available, as is expected to be the case with respect to the Fund.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund so confirms, and has revised the disclosure as requested.

Comment 52: Please explain supplementally how, in the event no tenders are conducted by the Fund at all, the Fund will be able to continue to rely upon the exemption from FINRA Rule 5110, and if not, whether at such time the exemption becomes unavailable, it will be required to cease the public offering of its Shares pending completion of FINRA’s review of its offering pursuant to Rule 5110. If so, the potential cessation of the continuous offering of Shares should be disclosed.

Response: The Fund intends to conduct four tender offers per year, but is not obligated to do so. The Fund will comply with the exemption under FINRA Rule 5110 if it makes at least two tender offers per calendar year (such that the Fund could miss one or two or its intended four tender offers per year and still comply). The exemption under FINRA Rule 5110 would allow the Fund to use the compensation limits of FINRA Rule 2341 instead of Rule 5110.

Description of Shares (page 90)

Comment 53: Please remove the reference to Maryland General Corporation Law from the first paragraph. If there are provisions of applicable law that may have a material impact on the Shares or your investors, summarize the provisions in your Prospectus. Similarly, instead of qualifying disclosure with “except as provided in the Charter and any multiple class plan adopted by the Fund,” revise to describe all material features associated with the Shares directly in the Prospectus.

Response: The Fund has removed the reference to Maryland General Corporation Law from the first paragraph as requested. The Fund respectfully submits that the Prospectus has been revised to describe all material features associated with the Shares, which will be reflected in any multiple class plan adopted by the Fund.

ACCOUNTING COMMENTS

General

Comment 54: We note that portions of the filing, including the seed financial statements, are incomplete or need to be updated by amendment. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Fund respectfully acknowledges the Staff’s comment.

Consolidated Subsidiaries

Comment 55: Please confirm that to the extent the Fund intends to engage in business through subsidiaries, these will be wholly owned and consolidated.

Response: The Fund so confirms.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Formation Transactions

Comment 56: Please confirm if the Fund anticipates entering any form of portfolio formation transactions in advance of going effective.

Response: The Fund confirms that, prior to making a public offering of its Shares, it will have initial seed capital in the amount of $100,000 in accordance with Section 14 of the 1940 Act. In addition, it is currently anticipated that the Fund will effect a shell reorganization with an affiliated unregistered (private) fund in accordance with the conditions of the GuideStone no-action letter.3

Expense Limitation and Reimbursement Agreement

Comment 57: In footnotes defining the scope of the ELRA, please clarify the basis for the recapture of a Specified Expense in the same year as it is incurred and remove or modify the reference to extraordinary expenses being determined in the sole discretion of the Adviser, as extraordinary expenses are defined in Instruction 2.ii. of Item 27, Form N-1A.

Response: The Fund has revised the disclosure to delete (i) the reference to the recapture of a Specified Expense in the same year as it is incurred; and (ii) the reference to extraordinary expenses being determined in the sole discretion of the Adviser.

Securities Lending

Comment 58: Please clarify the extent to which the Fund proposes to engage in securities lending as referenced on page 7 in the summary description of Use of Leverage and consider expanding disclosure to describe the risks and operation of any such transactions.

Response: The Fund notes that it will not engage in securities lending and has revised the disclosure accordingly.

Total Return Swaps

Comment 59: Disclosure on page 26 and elsewhere states that the Fund may use a variety of derivative instruments including total return swaps (“TRS”). To the extent that the Fund intends to invest in TRS, please add disclosure, in this section and in the discussion of the calculation of the Incentive Fee, that the Fund looks through the total return swap contracts and counts the underlying reference assets as investments for purposes of calculating the Incentive Fee. See Section 205(b)(3) of the Investment Advisers Act of 1940 and AICPA Expert Panel Meeting Minutes May 22, 2013 / AICPA Audit Risk Alert- Investment Company Industry Developments 2013/2014.

 3 In GuideStone Financial, et al., SEC No-Action Letter (pub. avail. December 27, 2006) (“GuideStone”), the Staff provided no-action relief from Section 17(a)(1) of the 1940 Act with respect to the transfer by each of several unregistered funds exempt from registration as investment companies pursuant to section 3(c) of the 1940 Act (each, an “Unregistered Fund”) of all of its assets to a corresponding, newly created series of an affiliated investment company registered under the 1940 Act (each, a “Corresponding Fund”) in exchange for shares of the Corresponding Fund. Each Unregistered Fund and its Corresponding Fund may have been deemed to be affiliates because they may have been deemed to be under the common control of GuideStone Financial Resources of the Southern Baptist Convention. Each Unregistered Fund and Corresponding Fund shared the same objective, investment policies and portfolio managers.

Brookfield Infrastructure Income Fund Inc.

July 25, 2023

Response: The Fund notes that it does not intend to invest in TRS and has revised the disclosure accordingly.

Tax Status

Comment 60: Please supplementally describe what controls and/or structures have been established to manage and mitigate potential Sub-Chapter M qualification status compliance risks linked to energy transition infrastructure investments.

Response: The Fund respectfully submits that it intends to elect and qualify as a regulated investment company under the Code because, among other things, a regulated investment company cannot invest more than 25% of its assets in certain types of publicly traded partnerships (e.g., energy transition infrastructure investments structured as master limited partnerships (MLPs)), such as the Fund.

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Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at the number listed above. Thank you.

Very truly yours,

/s/ Thomas D. Peeney

Thomas D. Peeney
for Paul Hastings LLP